Part II: Activities of the Broker-Dealer Operator and its

Affiliates Item 1: Broker-Dealer Operator Trading

Activities on the ATS

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

X☐☐Yes ☐☐No

Throughout this Form ATS-N the Broker-Dealer Operator, CODA Markets, Inc., is referred to as "CODA Markets" and the NMS Stock ATS is referred to as "CODA".

The following affiliates of CODA Markets will be able to enter or direct orders to CODA: Apex Clearing Corporation (CRD 13071, SEC 8 23522), a broker dealer clearing firm sending agency orders and Peak6 Capital Management LLC (CRD 43773, SEC 8 67790), a broker dealer principal trading firm who sends principal orders, ~~Electronic Transaction Clearing, Inc, a clearing broker Dealer who sends agency orders (CRD 146122, SEC 8 67790).~~

Item 6: Activities of Service Providers

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

X☐☐Yes ☐☐No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Apex FinTech Solutions Inc is the sole-shareholder of CODA Markets, Inc. Apex FinTech Solutions Inc provides ongoing administrative, accounting, technical, compliance, analytical research and operational support to CODA Markets and CODA as described throughout Part III, Item 11. Development of and any maintenance to the LPRC and LPR, discussed in Part II, Item 5(c) are examples of ongoing support provided by Apex FinTech Solutions Inc to CODA Markets. CODA Markets personnel are employees of Apex FinTech Solutions Inc .

PICO Quantitative Trading, LLC ("PICO") and SpiderRock Gateway Technologies ("SpiderRock") provide market data to CODA. PICO is CODA's primary market data provider. SpiderRock is CODA's backup market data provider. CODA's usage of market data is discussed in detail in Part III, Item 23.

QUODD Financial Information Services, Inc. ("QUODD") provides reference market data services to CODA. The reference data provided by QUODD is for individual Reg NMS stocks and includes capitalization, sector, consolidated volumes and official closing prices. QUODD data is received daily and in file form. CODA's uses QUODD data historically and as an input for the market capitalization-based minimum quantity requirements, as discussed in Part III, Item 11 (c).

Merrill Broadcort, a division of BofA Securities Inc., provides clearing services to CODA Markets, ~~and~~ CODA, and FLARE via a fully disclosed clearing agreement. FLARE is CODA's outbound router discussed throughout this Form and in detail in Part III, Item 16(b). CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.

~~CODA Markets maintains a fully disclosed clearing agreement with Electronic Transaction Clearing, Inc. At this time the account is used exclusively for a portion of trades executed at and by away markets through FLARE. FLARE is CODA's outbound router discussed throughout this Form and in detail in Part III, Item 16(b). CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.~~

Service and support teams provided by NY5 (mentioned in Part I, Item 7 and Part III, Item 6(a)) where the CODA matching engines are hosted and Participants can connect to CODA systems) and NJ2 (a Cyxtera data center, mentioned in Part III, Item 6(a) where CODA Markets maintains a point-of-presence and offers additional connectivity options), collectively the data centers at which the CODA systems reside, (mentioned in Part I) can, if needed, provide on-site support to the CODA hardware systems as directed by CODA Markets or Apex FinTech Solutions Inc . Service and support teams provided NY5 and NJ2by the data centers do not have access to any confidential trading information.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

X☐☐Yes   ☐☐No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

BofA Securities, Inc. is a CODA Markets Subscriber and user of the ATS services including the ATS and FLARE.

~~Electronic Transaction Clearing, Inc. is an affiliate and Subscriber to CODA Markets and user of all CODA services including the ATS and FLARE.~~

Item 7:   Protection of Confidential Trading Information

      d.   Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The CODA Markets management team, comprised of the CEO, Head of CODA, and FinOp have oversight responsibilities which require access to both real time and post trade data CODA Markets Confidential Trading Information.

The CODA Markets Compliance unit, comprised of a Chief Compliance Officer, Compliance Officer, Compliance Analyst and Data Analyst have CODA Markets responsibilities that require access to real-time and post-trade data. Those responsibilities include, but are not limited to, the supervision of CODA Markets; compliance program, supervisory reviews and testing, trade surveillance, research, investigation and the preparation and analysis of trade data. In the event a member of the CODA Markets Compliance unit is unable to perform their responsibilities, a qualified designee from the parent company, Apex FinTech Solutions Inc, will be named and granted access to both real-time and post-trade data CODA Markets Confidential Trading Information. In certain instances, the qualified designee may be registered with one or more of Apex FinTech Solutions Inc's other SEC registered broker-dealer(s).

CODA Markets electronic correspondence is being supervised according to regulatory standards by a qualified team of the parent company, Apex FinTech Solutions Inc, who only have access to post-trade data to review and escalate items to CODA Markets Compliance Department. The qualified team may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s), including Apex Clearing (CRD: 13071) and Apex Pro (CRD: 146122).

The CODA Markets business development and institutional support roles, require CODA Markets real-time and post-trade data for responsibilities including trade support, customization, Participant education and oversight.

The CODA Markets Technology unit is comprised of a Head of Technology and a team of developers and network engineers are Apex FinTech Solutions Inc employees. Their responsibilities include oversight of the CODA and Apex FinTech Solutions Inc platforms, hardware and software support, data administration, reporting, network connectivity, data storage and system access. Access to CODA Markets real-time and post trade data allows the team to monitor their systems for, but not limited to performance, accurate order handling and capacity. Additional intraday support is provided by the technology team.

The CODA Markets Operations team, comprised of a Director of Trading and a team of Trading Operations analysts, is the first point of contact for intraday client and trade support. Access to CODA Markets real-time and post-trade data is essential to provide CODA Participants with fast and efficient support while resolving any issues. The Operations team monitors system performance throughout the day as well.

ALISA is responsible for building and using tools to analyze the value and efficiencies of CODA Markets' product offering. Additionally, the ALISA team assists in the development of products incorporated into CODA.   Access to real-time and post-trade data is required to thoroughly and accurately analyze CODA's data in a manner that maximizes the value it can provide to the CODA Markets product offering and its Participants.

The Accounting units of CODA Markets along with the parent company Apex FinTech Solutions Inc are responsible for invoicing, audits, accounts payable and financial reconciliation. As a result, the accounting unit has limited access to CODA Markets post-trade data, but not real-time data.

CODA Markets' counsel is the Chief Legal Officer of the parent company Apex FinTech Solutions Inc. This counsel and any other legal counsel for CODA Markets may need and have access to all forms of confidential trading information in order to perform their duties. All legal counsel are bound by professional obligations of confidentiality.

The BDO's FINOP is a principal of the parent company, AFS.

All business units are part of the parent company as defined in Part II, Item 6(a). All employees are part of the parent company, as defined in Part II, Item 6(a), including, but not limited to interim employees and employees that may be registered with one of Apex Fintech Solutions Inc's other SEC registered broker dealer(s). Business units and employees of the parent company who provide services to CODA ATS are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to the CODA ATS.

RegTec, LLC ("RegTec") is contracted by CODA Markets to support the CODA Markets compliance department. RegTec responsibilities include review of emails and other electronic correspondence according to CODA Markets' regulatory requirements. CODA Markets Compliance Department confirms the reviews by RegTech and addresses escalated items, if applicable. RegTec's work with CODA Markets is subject to a confidentiality agreement.

S3 Matching Technologies LP ("S3") is contracted by CODA Markets to receive order and execution data to produce public and non-public reports through the S3 platform. Those reports include regulatory reports such as those required by Rules 605 and 606. S3's receipt and usage of CODA Markets' data is subject to a confidentiality agreement.

My Virtual Business Unit, LLC ("MYVBU") is contracted by CODA Markets to provide monthly services in accounting, data analysis and pre-market open system checks.

MYVBU provides custom automated programming through a variety of different excel based tools as well as an internal reporting system. Reports generated by MYVBU support the accounting, billing and data analysis departments. MYVBU performs a daily review of reports and is instructed to escalate to CODA personnel when certain criteria do not fall within defined parameters. MYVBU performs a pre-market open checklist to ensure CODA systems are started properly and without issue. MYVBU is instructed to notify CODA Markets personnel if an issue is encountered. MYVBU's work with CODA Markets is subject to a confidentiality agreement.

Part III: Manner of Operations

Item 22: Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

At the time of execution, either inside of CODA or at an away market via FLARE, CODA Markets will substitute itself as counterparty for clearing purposes. CODA Markets utilizes BofA Securities, Inc. to submit trade details for transactions executed inside of CODA for clearing at NSCC and settlement at DTC. CODA Markets utilizes BofA Securities, Inc. ~~or Electronic Transactions Clearing, Inc. ("ETC")~~ to submit trade details for transactions executed via FLARE for clearing at NSCC and settlement at DTC. ~~For those transactions executed via FLARE, CODA Markets decides which clearing firm to use based on cost considerations, such as when a Subscriber also utilizes ETC for clearing and settlement.~~ CODA requires every Subscriber to either self-clear or have its own clearing arrangement with a clearing firm; however, Subscribers are not required to utilize BofA Securities, Inc. ~~or ETC~~. BofA Securities, Inc. ~~and ETC~~ will submit trades to the NSCC for clearing in accordance with any QSR arrangement between them and the Subscriber or the Subscriber's clearing firm.

Although CODA Markets substitutes itself as counterparty for clearing purposes, CODA Markets does not guarantee delivery of trades occurring inside CODA or trades occurring on an away market via FLARE. Instead, clearing and settlement of trades is dependent upon the original counterparties satisfying their delivery obligations. As such, should a counterparty have clearance or settlement issues, as further described below, CODA Markets reserves the option to step into the position of the original counterparty or bust/reverse the trade pursuant to CODA's Subscriber Agreement. In determining whether to step into the position of the original counterparty or bust/reverse the trade, CODA Markets will consider the size of the trade, the potential losses from taking on the position, and the ability of CODA Markets to trade out of the position quickly. Below is a description of how CODA Markets resolves various clearing and settlement issues:

Clearing Issues (Uncompares)

As discussed below, CODA Markets considers a clearing issue, also referred to below as an uncompare, to be when the trade details submitted by CODA Markets' clearing firm and a Subscribers' clearing firm to NSCC do not match.

If the clearing issue was with respect to a trade occurring on the ATS between two Subscribers, CODA Markets would be made aware of the uncompare on T+0 or T+1. At this point, CODA Markets will work with the Subscriber to resolve the uncompare. If CODA Markets is unable to resolve the uncompare, CODA Markets will contact the Subscriber on the other side of the original transaction and, following discussions with the impacted Subscriber, may bust the trade. If CODA Markets decides to bust the trade, CODA Markets will request that its clearing firm cancel the trade and also require the affected Subscriber to submit a trade reversal to its clearing firm to be submitted to NSCC. In the alternative, CODA Markets may decide to maintain the other side of the transaction and trade out of the position. If CODA Markets decides to maintain the other side of the transaction and trade out of the position, CODA Markets will take the necessary market actions to meet its settlement obligation.

If the clearing issue was with respect to a trade executed via FLARE where the trading details submitted by an away market or its clearing firm do not match the trading details submitted by CODA Markets' clearing firm, CODA Markets would be made aware of the uncompare on T+0 or T+1. At this point, CODA Markets will work with the away market to resolve the uncompare. If CODA Markets is unable to resolve the uncompare, CODA Markets will contact the Subscriber on the other side of the trade and, following discussions with the impacted Subscriber, may bust the trade. If CODA Markets decides to bust the trade, CODA Markets will request that its clearing firm cancel the trade and also require the affected Subscriber to submit a trade reversal to its clearing firm to be submitted to NSCC. In the alternative, CODA Markets may decide to maintain the other side of the transaction and trade out of the position. If CODA Markets decides to take on the other side of the transaction and trade out of the position, CODA Markets will take the necessary market actions to meet its settlement obligation.

If the clearing issue was with respect to a trade executed via FLARE where the trading details submitted by the Subscriber's clearing firm do not match the trading details submitted by CODA Markets' clearing firm, CODA Markets would be made aware of the uncompare on T+0 or T+1. At this point, CODA Markets will work with the Subscriber to resolve the uncompare. If CODA Markets is unable to resolve the uncompare, CODA Markets will contact the away market to discuss how to resolve the issue. If possible, CODA Markets will request that the away market bust the trade. If the away market agrees to bust the trade, CODA Markets will request that its clearing firm cancel the trade. If CODA Markets is required to maintain the trade with the away market, CODA Markets will take the necessary market actions to meet its settlement obligation.

Settlement Issues (Fail-to-Delivers)

As discussed below, CODA Markets considers a settlement issue to be when trade details have been successfully submitted to NSCC, but one of the counterparties to the original transaction fails to deliver the securities for settlement.

If the settlement issue was with respect to a trade occurring on the ATS between two Subscribers, CODA Markets would be made aware of the settlement issue on T+2 or possibly later whenever CODA Markets' clearing firm puts the failed position into CODA Markets' suspense account. CODA Markets will work with the failing Subscriber to resolve the settlement failure. If CODA Markets is unable to resolve the settlement failure, CODA Markets will contact the Subscriber on the other side of the trade and, following discussions with the impacted Subscriber, may require the Subscriber to enter into an offsetting transaction to reverse the trade and CODA Markets' settlement obligation. In the alternative, CODA Markets may decide to maintain the failed position, in which case, the position would be moved from CODA Markets' suspense account to its error account. At this point, CODA Markets will take the necessary market actions to meet its settlement obligation.

If the settlement issue was with respect to a trade executed via FLARE where the counterparty on the away market does not meet its settlement obligations, CODA Markets would be made aware of the settlement issue on T+2 or possibly later whenever CODA Markets' clearing firm puts the failed position into CODA Markets' suspense account. CODA Markets will work with the away market to resolve the settlement failure. If CODA Markets is unable to resolve the settlement failure, CODA Markets will contact the Subscriber on the other side of the trade and, following discussions with the impacted Subscriber, may require the Subscriber to enter into an offsetting transaction to reverse the trade and CODA Markets' settlement obligation. In the alternative, CODA Markets may decide to maintain the failed position, in which case, the position would be moved from CODA Markets' suspense account to its error account. At this point, CODA Markets will take the necessary market actions to meet its settlement obligation.

If the settlement issue was with respect to a trade executed via FLARE where the Subscriber does not meet its settlement obligation, CODA Markets would be made aware of the settlement issue on T+2 or possibly later whenever CODA Markets' clearing firm puts the failed position into CODA Markets' suspense account. CODA Markets will work with the failing Subscriber to resolve the settlement failure. If CODA Markets is unable to resolve the settlement failure, CODA Markets will contact the away market to discuss how to resolve the issue. If possible, CODA Markets will request that the away market enter into an offsetting transaction to reverse the trade and CODA Markets' settlement obligation. If CODA Markets is required to maintain the trade with the away market, the position would be moved from CODA Markets' suspense account to its error account. At this point, CODA Markets will take the necessary market actions to meet its settlement obligation.